

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Stephen J. Foley
Chief Executive Officer
PetroShare Corp.
7200 S. Alton Way, Suite B-220
Centennial, Colorado 80112

> **Re:** **PetroShare Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 14, 2015**
> **File No. 333-198881**

Dear Mr. Foley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2, and reissue the comment in part. In that regard, we note your revised disclosure that you are "registering the warrant and the shares issuable upon the exercise of the warrant under the registration statement of which this prospectus is a part." Please revise to clarify the <u>transactions</u> that you are registering with respect to such warrants and underlying common stock. For example, please clarify whether you are registering the offer and sale of the warrants (and underlying common stock) by the registrant.

Prospectus Cover Page

2. We note your disclosure that shares may be offered by the selling shareholders at a fixed price of $1.00 per share until such time, if ever, that your shares are quoted on the electronic bulletin board, or the interdealer quotation system known as OTC Markets, following which the shares may be offered at prices prevailing in the market or at

privately negotiated prices. Please note that being quoted on the OTC Pink marketplace does not satisfy the existing market requirement for purposes of identifying the offering price on the cover page. We will not object if you indicate on the cover page with respect to the OTC Markets that the selling shareholders will sell at the fixed price per share until your shares are quoted in the OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices.

Exhibits

Exhibit 5.1

3.   Please obtain and file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. In that regard, we note that the opinion does not indicate that the warrants will be the binding obligation of the registrant, and the opinion is limited to the laws of Colorado. However, the form of warrant agreement filed as Exhibit 4.2 indicates that the warrant shall be construed and enforced in accordance with and governed by the laws of the State of New York. For guidance, please refer to Section II.B.1.f. of Staff Legal Bulletin 19.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director